June 12, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA EDGAR and FACSIMILE

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for the year ended December 31, 2008 and Definitive Proxy Statement on Schedule14A, as filed on April 8, 2009

File No. 1-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filings referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated June 3, 2009. Our responses below have also been filed with the Securities and Exchange Commission (“Commission”) electronically via EDGAR as a Correspondence filing.

Item 1A. Risk Factors, page 17

1.	Please add a risk factor concerning the possible dilution of your outstanding Class B common stock in the event of conversion by holders of your Class A, Class C and Class D common stock. In this risk factor, please also consider noting that you have been engaged in a share repurchase program for Class B common stock.

Response:

If acceptable to the Staff, we will plan to include the following disclosure, updated accordingly, in Item 1A-Risk Factors in our Form 10-K for the year ended December 31, 2009:

The number of outstanding shares of our Class B Common Stock is subject to potential increases or decreases.

At December 31, 2008, 12,394,341 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share-for-share basis into Class B Common Stock. To the extent that these shares were converted into or exercised for shares of Class B Common Stock, the number of shares of Class B Common Stock available for trading in the public market place would increase substantially and the holders of Class B Common Stock would own a smaller percentage of that class.

In addition, from time-to-time our Board of Directors approve stock repurchase programs authorizing us to purchase shares of our Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Such repurchases decrease the number of outstanding shares of our Class B Common Stock. Conversely, as a potential means of generating additional funds to operate and expand our business, we may from time-to-time issue equity through the sale of stock which would increase the number of outstanding shares of our Class B Common Stock. Repurchase or issuance of stock could have a dilutive effect on our future basic and diluted earnings per share.

2.	Please add a risk factor that discusses the risks posed by shareholder voting power being concentrated in the hands of company insiders, particularly Mr. Alan Miller’s 84.7% ownership.

Response:

If acceptable to the Staff, we will plan to include the following, updated accordingly, in Item 1A-Risk Factors in our Form 10-K for the year ended December 31, 2009. Please note that the majority of this disclosure is included in our Definitive Proxy Statement on Schedule 14A, as filed on April 8, 2009.

The right to elect the majority of our Board of Directors and the majority of the general shareholder voting power resides with the holders of Class A and C Commons Stock, the majority of which is owned by Alan B. Miller, our Chief Executive Officer and Chairman of our Board of Directors.

Our Restated Certificate of Incorporation provides that, with respect to the election of directors, holders of Class A Common Stock vote as a class with the holders of Class C Common Stock, and holders of Class B Common Stock vote as a class with holders of Class D Common Stock with holders of all classes of our Common Stock entitled to one vote per share.

As of March 31, 2009, the shares of Class A and Class C Common Stock constituted 7.5% of the aggregate outstanding shares of our Common Stock and had the right to elect six members of the Board of Directors. As of March 31, 2009, the shares of Class B and Class D Common Stock (excluding shares issuable upon exercise of options) constituted 92.5% of the outstanding shares of our Common Stock and had the right to elect one member of the Board of Directors.

As to matters other than the election of directors, our Restated Certificate of Incorporation provides that holders of Class A, Class B, Class C and Class D Common Stock all vote together as a single class, except as otherwise provided by law.

Each share of Class A Common Stock entitles the holder thereof to one vote; each share of Class B Common Stock entitles the holder thereof to one-tenth of a vote; each share of Class C Common Stock entitles the holder thereof to 100 votes (provided the holder of Class C Common Stock holds a number of shares of Class A Common Stock equal to ten times the number of shares of Class C Common Stock that holder holds); and each share of Class D Common Stock entitles the holder thereof to ten votes (provided the holder of Class D Common Stock holds a number of shares of Class B Common Stock equal to ten times the number of shares of Class D Common Stock that holder holds).

In the event a holder of Class C or Class D Common Stock holds a number of shares of Class A or Class B Common Stock, respectively, less than ten times the number of shares of Class C or Class D Common Stock that holder holds, then that holder will be entitled to only one vote for every share of Class C Common Stock, or one-tenth of a vote for every share of Class D Common Stock, which that holder holds in excess of one-tenth the number of shares of Class A or Class B Common Stock, respectively, held by that holder. The Board of Directors, in its discretion, may require beneficial owners to provide satisfactory evidence that such owner holds ten times as many shares of Class A or Class B Common Stock as Class C or Class D Common Stock, respectively, if such facts are not apparent from our stock records.

As of March 31, 2009, the shares of Class A and Class C Common Stock constituted 7.5% of the aggregate outstanding shares of our Common Stock and constituted 87.1% of our general voting power. As of March 31, 2009, the shares of Class B and Class D Common Stock (excluding shares issuable upon exercise of options) constituted 92.5% of the outstanding shares of our Common Stock and constituted 12.9% of our general voting power.

Since a substantial majority of the Class A shares and Class C shares are controlled by Mr. Alan B. Miller and members of his family who are also directors and officers of the Company, and they can elect a majority of the Company’s directors and effect or reject most actions requiring approval by stockholders without the vote of any other stockholders, there are potential conflicts of interest in overseeing the management of the Company.

In addition because this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses, the market price of our Class B Common Stock could be adversely affected.

Item 11 – Executive Compensation

Definitive Proxy Statement on Schedule 14A, filed April 8, 2009

2009 and 2008 Cash Bonus Formula and Performance Goals, page 22

3.	We note that the cash bonuses received by Ms. Debra Osteen and Messrs. Michael Marquez and Marc Miller were calculated as follows: 25% on the achievement of certain corporate performance criteria and 75% on the achievement of divisional specified income targets. However, you have not provided sufficient detail with respect to these divisional targets. As these individuals’ bonuses are weighted so heavily in favor of divisional performance, you must disclose the specific divisional performance criteria, the formula applied to determine the amount of bonus awards, and the actual performance achieved to the same extent as you have for the corporate performance criteria. Please revise your Compensation Discussion & Analysis disclosure accordingly.

Response:

This comment was previously included in the Staff’s review letter to us dated August 22, 2007 and follow-up letters on January 18, 2008 and February 15, 2008. In our response to the Staff contained in our letter dated January 31, 2008, we stated that we believed disclosure of the regional and divisional performance criteria was not critical to our investors understanding of our compensation policies and decisions since we did not believe investors could derive meaningful insight into our consolidated operating results from disclosure of this information since it excludes certain material components of the corporate performance criteria such as corporate overhead and related costs. In addition, we stated at that time, that we believed disclosure of confidential regional business plan financial objectives could risk our competitive position in key geographic markets in which we operate since it may provide our payors, vendors, labor unions and competitors information about specific facilities located in certain geographic areas.

The Staff’s response letter to us dated February 15, 2008 included the following: “We have reviewed your response letter dated January 31, 2008 to our comment letter dated January 18, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the divisional and regional performance criteria referred in your response to comment 2. Since you are in possession of all of the facts related to your disclosures, we have decided that we have no basis to disagree with your decision to omit this information from your filing, and we do not have any further comments on your executive compensation and other related disclosure at this time.”

In May of 2009, Mr. Marc Miller was promoted to President of the Company and Mr. Marquez was promoted to President of the acute care division. Messrs. Marc Miller and Marquez had previously served as Co-Heads of the acute care division. Ms. Osteen remains President of the behavioral health division. Given that the responsibilities of these three individuals are aligned with the entire acute care or behavioral health divisional results, as disclosed in the Segment Reporting Note to our Consolidated Financial Statements, we no longer have the “competitive harm” concerns as outlined in our response letter dated January 31, 2008 since this information is publicly disclosed.

We still believe it may be difficult for our investors to derive meaningful insight into our consolidated operating results from disclosure of the divisional performance criteria and actual performance achieved since it excludes certain material components of the corporate performance criteria such as corporate overhead and related costs. However, if acceptable to the Staff, we will plan to include disclosure of the divisional performance criteria and actual performance achieved in our Proxy Statement to be filed in April, 2010.

Stock Options, page 26

4.	The grant date fair value of options awarded to Mr. Alan Miller was $1.79 million in 2008 and was approximately $212,000 for each of the other named executive officers, as reflected in the Grants of Plan-Based Awards Table on page 36. We understand that Mr. Miller received the minimum award stipulated in his employment agreement, but you have not explained why the Compensation Committee thought he was entitled to only the minimum. Please revise your disclosure accordingly.

Response:

As indicated in the Staff’s comment, the $1.79 million in 2008 for Mr. Alan Miller and the $212,230 to each of the other named executive officers, as reflected on the Grants of Plan-Based Awards chart on page 36, represented the grant date fair value for the stock option awards made to each individual on November 21, 2008. As a point of clarification, however, the $1.5 million “minimum award” provision as stipulated in Mr. Alan Miller’s employment agreement pertains to grants of restricted stock. There is no such annual minimum award value provision pertaining to stock options provided for in Mr. Miller’s employment agreement.

As also reflected on the Grants of Plan-Based Awards chart, on January 16, 2008, pursuant to the terms of Mr. Miller’s employment agreement, the Compensation Committee approved the issuance of 31,095 restricted shares of our Class B Common Stock to Mr. Miller which had a market value of $1.5 million on the date of grant.

During 2007, the Compensation Committee engaged Towers Perrin to assess Mr. Miller’s total compensation as compared to the total compensation levels (salary, bonus and long term incentives) of other chief executive officers from a selected peer group and from Towers Perrin’s 2007 Executive Compensation Database. On December 27, 2007, we entered into an employment agreement with Mr. Miller, the terms of which were outlined in our Definitive Proxy Statement on Schedule14A dated April 16, 2008. That employment agreement includes the $1.5 million annual minimum restricted stock grant provision, as mentioned above. Since the restricted stock grant award made to Mr. Miller on January 16, 2008 (which satisfied the minimum restricted stock grant award for the 2008 year) was within a relatively short period of time of the above-mentioned Towers Perrin compensation analysis, the Compensation Committee deemed that the minimum award level was appropriate for that year since the compensation analysis, which was the basis for the annual minimum restricted stock grant threshold, was reflective of long-term incentive compensation awards for chief executive officers of peer group companies at that time.

As disclosed in our Definitive Proxy Statement on Schedule14A dated April 8, 2009, in early 2009, in connection with the annual long-term incentive plan award for Mr. Miller as provided for in his employment agreement, the Compensation Committee engaged Towers Perrin to provide comparative data for chief executive officer compensation at peer companies in the hospital industry as well as companies in certain other industries. After evaluation of that data and consideration of other factors such as our favorable 2008 results of operations and financial position as compared to peer companies and Mr. Miller’s contributions towards having the Company relatively well-positioned for a difficult economic environment, in February, 2009, the Compensation Committee approved the issuance of 54,925 restricted shares of our Class B Common Stock to Mr. Miller (market value of $2.25 million on the date of grant).

Based upon the response and previously made disclosures, as outlined above, we believe that no additional disclosure is warranted.

5.	With respect to the other named executive officers, you state that the Compensation Committee took into account individual performance and potential contribution to growth and profitability. However, you do not explain what the Compensation Committee’s assessment was of each named executive officer that led it to conclude that the stock option awards were appropriate. Please revise your disclosure accordingly. In addition, you should also address why the value of Mr. Alan Miller’s award was so much greater than the other named executive officers.

Response:

As disclosed in our Proxy Statement, during 2008, in conjunction with a periodic review of our peer companies performed every two or three years, our human resource personnel conducted a review to compare certain features of our Stock Incentive Plan against the stock based compensation plans at nine companies that we believe are comparable to us. At that time, we determined that previous awards under the Stock Incentive Plan were comparable in terms of eligibility, vesting schedule and frequency of option grants. In addition, a review of our outstanding stock options, relative to our peer companies (as measured by comparing the percentage of stock option expense, as calculated pursuant to SFAS No. 123, to the earnings of our peer companies against our comparable stock option expense percentage) indicated that, although our level of grants had increased, our grants remained below the peer group median. As a result of our review, no changes to the Stock Incentive Plan were deemed necessary.

This periodic review prompted Mr. Alan Miller, in November of 2008, to recommend that our Compensation Committee award stock options to our named executive officers and other eligible employees. The number of stock options awarded to each of our named executive officers during 2008 was identical to the awards granted to each individual during 2007.

Although stock option awards are not singularly tied to individual performance, and therefore there are no individual assessments conducted for each named executive officer, a number of factors are considered when grants are determined such as:

1.	The recommendations of Mr. Alan Miller

2.	The individual’s position

3.	Responsibilities of the position

4.	The individual’s contribution to our financial performance, growth and productivity

5.	Historical internal practices for the award of options

Each named executive officer’s performance either met or exceeded a performance threshold earning that individual an award consistent with awards granted in prior years which, in the aggregate, were deemed to be within an acceptable peer group range as determined by our above-mentioned analysis. We believe the award level to our named executive officers and other eligible employees meets the intent of our compensation philosophy and objectives to attract, motivate, reward and retain key executives and further align their interests with those of our stockholders.

With respect to Mr. Alan Miller’s award relative to the other named executive officers, as disclosed in our Proxy Statement, the Compensation Committee, in determining Mr. Miller’s compensation, takes into account his position as Chief Executive Officer, his role as a founder of our company in 1978, his years of dedicated service and his expertise in the hospital management industry. The Compensation Committee also considers Mr. Miller’s responsibilities in overseeing all of our Company’s businesses, its operations, development and overall strategy and his role as the public face of our company, which shapes our corporate image and identity. These factors differentiate Mr. Alan Miller from the other named executive officers. Also, as mentioned in the response to comment 4 above, the Compensation Committee engaged Towers Perrin during 2007 to assess Mr. Miller’s total compensation as compared to the total compensation levels (salary, bonus and long term incentives) of other chief executive officers from a selected peer group and from Towers Perrin’s 2007 Executive Compensation Database. That analysis was considered when determining the number of stock options granted to Mr. Miller during 2007 and he was granted the same number of stock options during 2008. In light of these factors, the Compensation Committee believes that Mr. Miller’s compensation is appropriate and adequately reflects our compensation objectives that are discussed in the Proxy Statement.

Although much of the response outlined above was included in our latest Proxy Statement, we have included additional background and clarification in this response. If acceptable to the Staff, we will supplement future Proxy Statement disclosure related to this matter, if and as required.

Certain Relationships and Related Transactions, page 48

6.	Please disclose the total fees you paid in 2008 to Fulbright & Jaworski, L.L.P. as legal counsel and to Mr. Anthony Pantaleoni in his capacity as trustee of certain trusts for the benefit of Mr. Alan Miller and his family, pursuant to Item 404(a)(3) of Regulation S-K.

Response:

As a point of clarification, the Company does not pay Fulbright and Jaworski for any personal legal services provided to Mr. Alan Miller and his family, including to Mr. Anthony Pantaleoni in his capacity as trustee of certain trusts. Fees for personal legal services provided by Fulbright and Jaworski on behalf of Mr. Miller and/or his family are paid by Mr. Miller. Also, it’s our understanding that Mr. Pantaleoni was not directly compensated for his services as trustee of certain trusts for the benefit of Mr. Alan Miller and his family.

We note the Staff’s comment and respectfully disagree that the total fees paid during 2008 by the Company to Fulbright & Jaworski L.L.P., as legal counsel, and to Mr. Anthony Pantaleoni in his capacity as trustee of the Miller family trusts are required to be disclosed by virtue of Mr. Pantaleoni’s service as a director of the Company. We note by analogy, Instruction 6 to Item 404(a) of Regulation S-K states that a person who has a position or relationship with a firm that engages in a transaction with the registrant shall not be deemed to have an indirect material interest where the interest arises only from such person’s position as a limited partner in a partnership in which the person and certain other persons have an interest of less than 10%, and the person is not a general partner of and does not hold another position in the partnership. As Of Counsel to Fulbright & Jaworski L.L.P., Mr. Pantaleoni does not have any type of partnership in Fulbright & Jaworski L.L.P. and he does not participate in the profits of that firm or otherwise have an interest in that firm.

Income Taxes page 107

7.	Other deferred tax assets increased from $42.5 million in 2007 to $81.3 million in 2008. Please disclose the nature of the other deferred tax assets and the factors that result in an increase in your other deferred tax assets in 2008.

Response:

The balance in other deferred tax assets as of December 31, 2008 and 2007 primarily reflects the tax benefits associated with temporary differences attributable to certain accrued liabilities, state net operating loss carryforwards, other state deferred tax assets and amounts related to the pension liability reflected in accumulated other comprehensive income. During 2008, the factors that resulted in an increase in our deferred tax assets related primarily to increases in the pension liability (for which the tax impact is disclosed in the statement of other comprehensive income on page 86 of our 2008 Form 10-K) and various other accrued liabilities including a reserve recorded in connection with the government’s investigation of our South Texas Health System affiliates.

If acceptable to the Staff, we will consider explaining material changes to the income tax related balance sheet accounts beginning with our Form 10-K for the year ended December 31, 2009.

Also pursuant to your request, we hereby acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and; (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your cooperation regarding this matter.

Sincerely,

/s/ Steve Filton

Steve Filton

Senior Vice President and Chief Financial Officer

Universal Health Services, Inc.

367 South Gulph Road

King of Prussia, PA 19406

610-768-3319 (telephone)

610-768-3318 (fax)

steve.filton@uhsinc.com (email)